Via Facsimile and U.S. Mail
Mail Stop 4720

September 17, 2009

Mr. Dominic Silvester
Chief Executive Officer
Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda

Re: Enstar Group Limited
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-33289

Dear Mr. Silvester:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Item 1- Business
Investment Committee and Investment Manager, page 23

1. Please provide additional information about your investment committee, including its composition, the number of times it met in the last fiscal year and any major decisions it reached over the previous twelve months. Please also

specify the total fees paid to the banks you retain as investment managers while acting in that capacity. If you have existing agreements with any of these banks, please state such in your disclosure and exhibit them to your filing if they are material.

Item 1A- Risk Factors, page 42
"If we fail to comply with applicable insurance laws and regulations . . . ," page 46

2. Please include in this risk factor information relating to the failure of some of your U.S. Insurers to maintain minimum risk-based capital levels, as disclosed on page 46. Please specify which companies are affected, the regulatory sanction imposed on them, if any, and what remedial measures you have undertaken.

Management's Discussion and analysis of Financial Condition and results of Operations
Liquidity and Capital Resources, page 90

3. Revise the table of contractual obligations to include interest expense on debt.

6. Reinsurance Balances Receivable, page 128

4. Please revise to disclose the reason for the significant increase in your allowance for uncollectable reinsurance recoverable in 2008. Furthermore, revise to disclose the reason for the disproportional decrease in the unpaid losses that are recoverable from reinsurers in 2008.

Consolidated Financial Statements
Statement of Cash Flows, page 104

5. Revise MD&A to disclose why cash provided by net movement in trading securities represented 132% of cash provided by operating activities in 2008. Revise the similar results for 2007 and 2006. Clarify your current disclosure for 2008 "This increase in cash flows was attributable to net assets assumed on retro-active reinsurance contracts and purchases of trading security investments held by us…" to explain how these factors each caused an increase in cash flows.

6. You report the movement of trading securities net in the statement of cash flows. Tell us why you believe this net presentation complies with FAS 95. You reported trading securities gross in your 2006 Form 10-K. Tell us why you changed to a net presentation. Also disclose your accounting policy for identifying a security as a trading security versus an available for sale security. In this regard, refer to paragraph 12 of FAS 115.

7. Provide us a reconciliation of cash provided by the net movement of trading securities for the year ended December 31, 2006 in the statement of cash flows to the changes in the balance sheet captions for trading securities. Provide the same reconciliation for the amounts presented in the June 30, 2009 cash flow statement.

3. Acquisitions
2008, page 115

8. Please revise your disclosure to provide the following information as required under paragraph 51 of SFAS 141:
    a. The period for which the results of operations of the acquired entity are included in the income statement of the combined entity;
    b. Identify the acquisitions and the reasons for which the purchase price allocation has not been finalized; and,
    c. Identify the acquisitions for which the purchase price allocation was adjusted during the periods presented and the amount of adjustments.

9. Please note that paragraph 54 of SFAS 141 requires individually immaterial business to be presented on an aggregate basis if it would be material in aggregate. Tell us why you provided the pro forma information only for Gordian and UAH or revise your disclosure to include all 2008 acquisitions.

8. Losses and Loss Adjustment Expenses, page 130

10. Clarify in the second table on page 130 how much of the $242,104 in 2008 is a change in estimate for liabilities not settled at December 31, 2008 and how much is a change in estimate for liabilities that have been actually settled at December 31, 2008. In doing so, please also revise your disclosure to better describe the nature of the line items "Reduction in estimates of ultimate losses" and "Reduction in provisions for loss adjustment expenses" as it is not clear what the difference in these items is. Further, explain in revised disclosure how this table of components of the $242,104 relates to the components in the table on page 79 including the reason that the $174,013 net losses paid is part of the table on page 79.

19. Segment Information, page 141

11. Please tell us where you have disclosed the geographic information as required under paragraph 38 of SFAS 131 or provide a disclosure that explains that it is impracticable to make such disclosure.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2009

Compensation Discussion & Analysis, pages 23-26

12. Please revise your disclosure to more fully explain your process in determining the bonuses paid to your Named Executive Officers as part of your Annual Incentive Plan. We note that you currently base the Annual Incentive Plan awards on individual performance, although the only performance measurement you cite is "the executive's contribution to . . . operating results, including the performance

of the areas over which each executive has primary responsibility." No specific goals or expectations are listed, however, and each NEO received a uniform bonus totaling $1,000,000. To the extent that these performance objectives are quantified, the discussion in your proxy statement should also be quantified. Please provide us with draft disclosure that you intend to include in next year's proxy statement.

13. With regard to your base salary levels, we note your statement on page 24 that you take into account competitive market compensation for similar positions based upon publicly available as well as anecdotal information. We further note that the Compensation Committee increased base salaries in 2009 in recognition that these salaries had fallen below what the Committee believed were median levels for your market. Please revise your disclosure in next year's proxy statement to specify how you acquire comparative compensation information, what peer group companies, if any, you compare your compensation to and what conclusions you reached after reviewing this information. Please provide us with draft disclosure that you intend to include in next year's proxy statement.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results
Liquidity and Capital Resources, page 41

14. You state the following in MD&A "With respect to the six-month periods ended June 30, 2009 and 2008, net cash provided by our operating activities was $29.1 million and $334.3 million, respectively. The decrease in cash flows was primarily attributable to a decrease in the net assets assumed on retroactive reinsurance contracts during the six-months ended June 30, 2009." Please revise to more fully explain the underlying reasons for the material decrease in cash provided by operating activities.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551 -3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant